Bio Solutions International, Inc.
                               1281 SW 28th Avenue
                             Boynton Beach, FL 33426
                                 (561) 436 7064



July 5, 2005



U.S. Securities and Exchange Commission
Division of Corporate Finance
Attn: Rufus Decker, Branch Chief
Mail Stop 0510
Washington, DC 20549-0510

RE:  Biosolutions International, Inc.
     Form 10-KSB for the fiscal year ended June 30, 2004
     Forms 10-QSB for the quarters ended September 30, 2004
     and December 31, 2004
     File No.: 33-25126-D


Dear Mr. Decker:

This is in response to your letter dated June 7, 2005.

1. Pursuant to your request, I hereby and the Company acknowledge (1) the Company is responsible for the adequacy and accuracy of the disclosure in its entirety; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

2. The Company will revise its disclosures in all future filings to reflect the proper language.

3. The title "Assets held for sale" on the Balance Sheet was in error. It should have been "Cash." The Statement of Cash Flows is correct. We will make certain that all future filings are correctly titled.

4. The Company will revise its disclosures in all future filings to reflect the proper language.


Sincerely,

/s/ Michael Bobrick
Michael Bobrick, CEO and CFO